APPENDIX B:
FINANCIAL STATEMENTS
(Unaudited)

Joy Goddess Delectables, LLC

Balance Sheet - unaudited

For the period ended 12/31/2019

	Current Period 12/31/2019
ASSETS	
Current Assets:	
Cash	$ -
Petty Cash	-
Accounts Receivables	-
Inventory	-
Prepaid Expenses	-
Employee Advances	-
Temporary Investments	-
Total Current Assets	-
Fixed Assets:	
Land	-
Buildings	-
Furniture and Equipment	-
Computer Equipment	-
Vehicles	-
Less: Accumulated Depreciation	-
Total Fixed Assets	-
Other Assets:	
Trademarks	-
Patents	-
Security Deposits	-
Other Assets	-
Total Other Assets	-

TOTAL ASSETS	**$ -**		
LIABILITIES			
Current Liabilities:			
Accounts Payable	$ -		
Business Credit Cards	-		
Sales Tax Payable	-		
Payroll Liabilities	-		
Other Liabilities	-		
Current Portion of Long-Term Debt	-		
Total Current Liabilities	-		
Long-Term Liabilities:			
Notes Payable	-		
Mortgage Payable	-		
Less: Current portion of Long-term debt	-		
Total Long-Term Liabilities	-		
EQUITY			
Capital Stock/Partner's Equity	-		
Opening Retained Earnings	-		
Dividends Paid/Owner's Draw	-		
Net Income (Loss)	-		
Total Equity	-		
TOTAL LIABILITIES & EQUITY	**$ -**		
Balance Sheet Check	-		

Joy Goddess Delectables, LLC

Income Statement - unaudited

For the periods ended 12/31/2019

	Current Period 1/1/2019 to 12/31/2019
REVENUES	
Sales	$ 40,403.00
Other Revenue	-
TOTAL REVENUES	**40,403.00**
COST OF GOODS SOLD	
Cost of Sales	-
Supplies	-
Other Direct Costs	-
TOTAL COST OF GOODS SOLD	-
GROSS PROFIT (LOSS)	40,403.00
OPERATING EXPENSES	
Advertising and Promotion	10,327.00
Commissions and Fees	667.00
Business Licenses and Permits	-
Taxes and Licenses	169.00
Depreciation	10,074.00
Deductible Meals	209.00
Insurance	115.00
Meals and Entertainment	-
Miscellaneous Expense	-
Office Supplies	229.00
Payroll Processing	-

Professional Services - Legal, Accounting	939.00
Utilities	2,928.00
Mortgage	5,604.00
Travel	91.00
Vehicles	10,625.00
Repairs and Maintenance	14,632.00
Other Expenses	62,566.00
TOTAL OPERATING EXPENSES	119,175.00
OPERATING PROFIT (LOSS)	(78,772.00)
INTEREST (INCOME), EXPENSE & TAXES	
Interest (Income)	-
Interest Expense	-
Income Tax Expense	-
TOTAL INTEREST (INCOME), EXPENSE & TAXES	-
NET INCOME (LOSS)	**$ (78,772.00)**

Joy Goddess Delectables LLC
Balance Sheet - unaudited
For the period ended 12/31/2020

	Current Period 12/31/2020
ASSETS	
Current Assets:	
Cash	$ -
Petty Cash	-
Accounts Receivables	-
Inventory	-
Prepaid Expenses	-
Employee Advances	-
Temporary Investments	-
Total Current Assets	-
Fixed Assets:	
Land	-
Buildings	-
Furniture and Equipment	-
Computer Equipment	-
Vehicles	-
Less: Accumulated Depreciation	-
Total Fixed Assets	-
Other Assets:	
Trademarks	-
Patents	-
Security Deposits	-
Other Assets	-
Total Other Assets	-

TOTAL ASSETS	**$ -**		
LIABILITIES			
Current Liabilities:			
Accounts Payable	$ -		
Business Credit Cards	-		
Sales Tax Payable	-		
Payroll Liabilities	-		
Other Liabilities	-		
Current Portion of Long-Term Debt	-		
Total Current Liabilities	-		
Long-Term Liabilities:			
Notes Payable	-		
Mortgage Payable	-		
Less: Current portion of Long-term debt	-		
Total Long-Term Liabilities	-		
EQUITY			
Capital Stock/Partner's Equity	-		
Opening Retained Earnings	-		
Dividends Paid/Owner's Draw	-		
Net Income (Loss)	-		
Total Equity	-		
TOTAL LIABILITIES & EQUITY	**$ -**		
Balance Sheet Check	-		

Joy Goddess Delectables LLC
Income Statement - unaudited
For the periods ended 12/31/2020

	Current Period
	1/1/2020 to 12/31/2020
REVENUES	
Sales	$ 56,445.00
Other Revenue	-
TOTAL REVENUES	**56,445.00**
COST OF GOODS SOLD	
Cost of Sales	-
Supplies	-
Other Direct Costs	-
TOTAL COST OF GOODS SOLD	-
GROSS PROFIT (LOSS)	56,445.00
OPERATING EXPENSES	
Advertising and Promotion	153.00
Bank Service Charges	-
Vehicles, Machinery, and Equipment	13,100.00
Supplies	8,291.00
Depreciation	-
Dues and Subscriptions	-
Insurance	1,024.00
Meals and Entertainment	-
Miscellaneous Expense	-
Other	4,688.00
Payroll Processing	-

Professional Services - Legal, Accounting	453.00
Taxes and Licenses	150.00
Rental Payments	-
Salaries	-
Payroll Taxes and Benefits	-
Travel	2,323.00
Utilities	1,367.00
Other	25,855.00
TOTAL OPERATING EXPENSES	57,404.00
OPERATING PROFIT (LOSS)	(959.00)
INTEREST (INCOME), EXPENSE & TAXES	
Interest (Income)	-
Interest Expense	-
Income Tax Expense	-
TOTAL INTEREST (INCOME), EXPENSE & TAXES	-
NET INCOME (LOSS)	**$ (959.00)**

I, Joanna Mouming, certify that:

1. The financial statements of Joy Goddess Delectables included in this Form are true and complete in all material respects; and
2. The tax return information of Joy Goddess Delectables included in this Form reflects accurately the information reported on the tax return for Joy Goddess Delectables for the fiscal years ended 2019 and 2020 (most recently available as of the Date of this Form C).

Signature *Joanna Mouming*

Name: Joanna Mouming

Title: CEO